              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                           PHOTOGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   71932A-10-1
                                 (CUSIP Number)

                               Theodore Tannebaum
  875 North Michigan Avenue, Suite 2930, Chicago, Illinois 60611 (312/397-2626)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 24, 2001
             (Date of Event Which Requires Filing of this Statement)

         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No. 71932A-10-1
-----------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification             Theodore Tannebaum Trust
         Nos. of Above Persons
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a              (a)
         Member of a Group (See Instructions)           ----------------------
                                                     (b)      [X]
                                                        ----------------------
------------------------------------------------------------------------------
(3)      SEC Use Only
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)            PF
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                 United States
------------------------------------------------------------------------------

Number of Shares Beneficially     (7)   Sole Voting Power         4,116,921
Owned by Each Reporting Person    --------------------------------------------
With                              (8)   Shared Voting Power       0
                                  --------------------------------------------
                                  (9)   Sole Dispositive Power    4,116,921
                                  --------------------------------------------
                                  (10)  Shared Dispositive Power  0
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                      4,116,921
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                   10.9%
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   IN
------------------------------------------------------------------------------

Item 1.          SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, PA 18938.

Item 2.          IDENTITY AND BACKGROUND.

         Set forth below is the following information with respect to the person filing this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship.

         a)  Theodore Tannebaum Trust U/A/D 2/18/99, Theodore Tannebaum, Trustee
         b) c/o Theodore Tannebaum, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
         c)  Revocable Trust
         d)  No criminal convictions (1)
         e)  No adverse civil judgments for violations of securities laws
         f)  Illinois

         (1) During the last five years, Mr. Tannebaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Tannebaum acquired 21,595,704 shares of Common Stock from the Issuer on October 7, 1994 in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Mr. Tannebaum paid with his personal funds.

         On May 16, 1997, Mr. Tannebaum transferred 18,095,283 shares to the Issuer's treasury for cancellation as part of a stockholder restructuring. Since May of 1997, Mr. Tannebaum has from time to time gifted a total of 1,551,000 shares of Common Stock of which he was the beneficial owner to various third parties.

         Amendment No. 1 to this Schedule 13D reflected his acquisition of 150,000 restricted shares on September 15, 1998 from another stockholder of the Issuer in a private transaction. The purchase price of $1,014,000 was paid in cash from Mr. Tannebaum's personal funds.

         Amendment No. 2 to this Schedule 13D reflected Mr. Tannebaum's purchase of a total of 10,500 shares in the open market during the month of June, 1999. The purchase price, $9.34 per share for 5,500 shares purchased on June 2, 1999, and $9.13 per share for 5,000 shares purchased on June 7, 1999, was paid in cash from Mr. Tannebaum's personal funds. In February 1999, Mr. Tannebaum transferred all of his shares of the Issuer to the Theodore Tannebaum Trust U/A/D 2/18/99. Mr. Tannebaum is the Trustee and the beneficiary of the Trust, and retains beneficial ownership over all shares owned by the Trust.

         Amendment No. 3 to this Schedule 13D reflected the Theodore Tannebaum Trust's purchase of a total of 7,000 shares in the open market in July, 1999. The Trust paid for the shares purchased in July, 1999 with cash from its personal funds. The purchase price for 4,000 shares purchased on July 27, 1999 was $8.88 per share, and $8.90 per share for 3,000 shares purchased on July 28, 1999. Additionally, Amendment No. 3 corrected an incorrectly reported purchase reflected in Amendment No. 2: the Theodore Tannebaum Trust purchased 5,500 shares on June 2, 1999, not 5,000 as originally reported.

         Amendment No. 4 to this Schedule 13D reflected Mr. Tannebaum's purchase from the Issuer of 59,241 shares of the Issuer's Series B Convertible Preferred Stock ("Series B Preferred") in the Issuer's private offering to accredited investors. The Series B Preferred is convertible into Common Stock of the Issuer. Mr. Tannebaum purchased the 59,241 shares on February 18, 2000 for $16.88 per share with cash from his personal funds. Mr. Tannebaum subsequently sold all 59,241 shares of Series B Preferred to a relative in a private placement on March 31, 2000 for $16.88 per share pursuant to a five year, 6.8% note. Mr. Tannebaum did not receive any profit from the sale of the Series B Preferred.

         This Amendment No. 5 reports Mr. Tannebaum's purchase from four insiders of the Issuer of 2,000,000 shares of the Issuer's Common Stock in a private transaction. Mr. Tannebaum purchased the 2,000,000 shares on May 24, 2001 for $.50 per share with cash from his personal funds.

Item 4. PURPOSE OF TRANSACTION.

         All shares of Common Stock and Series B Preferred of Issuer purchased by Mr. Tannebaum or the Theodore Tannebaum U/A/D 2/18/99 were purchased for his or its own account for investment purposes.

         Mr. Tannebaum does not have any current plans or proposals that relate to or would result in:

         1. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         5. Any material change in the present capitalization or dividend policy of the Issuer;

         6. Any other material change in the Issuer's business or corporate structure;

         7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         10.      Any action similar to any of those enumerated above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

--------------------------------------------------------------------------------------------------------------------
NAME OF ITEM OR PERSON                    COMMON STOCK                   % OF CLASS             VOTING POWER
                                        BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------------------------------
Theodore Tannebaum Trust U/A/D 2/18/99          4,116,921                   10.9%                    Sole
--------------------------------------------------------------------------------------------------------------------

         All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 37,782,388 shares of Common Stock of the Issuer outstanding as of May 18, 2001

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements or understandings with Mr. Tannebaum made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2001

                                /s/ Theodore Tannebaum
                             -----------------------------------------------
                             THEODORE TANNEBAUM, as trustee of the
                             Theodore Tannebaum U/A/D 2/18/99



                                       6